UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NON-INVASIVE MONITORING SYSTEMS, INC.

(Name of issuer)

Common Stock

(Title of class of securities)

655366508

(CUSIP number)

Phillip Frost, M.D. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-6015

(Name, address and telephone number of person authorized to receive notices and communications)

February 28, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 655366508	Page 2 of 5 Pages

(1)	Names of reporting persons Phillip Frost, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 625 (1)
	(8)	Shared voting power 19,347,500 (2)
	(9)	Sole dispositive power 625 (1)
	(10)	Shared dispositive power 19,347,500 (2)
(11)	Aggregate amount beneficially owned by each reporting person 19,348,125 (1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.7%
(14)	Type of reporting person (see instructions) IN

(1)	Includes 625 shares of Common Stock that may be acquired upon conversion of 25 shares of Series C Convertible Preferred Stock (“Series C Preferred Stock”) directly owned by Phillip Frost.

(2)	Includes 13,000,000 shares of Common Stock, 12,500 shares of Common Stock that may be acquired upon conversion of 500 shares of Series C Preferred Stock; and 6,335,000 shares of Common Stock that may be acquired upon conversion of 1,267 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

SCHEDULE 13D

CUSIP No. 655366508	Page 3 of 5 Pages

(1)	Names of reporting persons Frost Gamma Investments Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 19,347,500 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,347,500 (1)
(11)	Aggregate amount beneficially owned by each reporting person 19,347,500 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.7%
(14)	Type of reporting person (see instructions) OO

(1)	Includes 13,000,000 shares of Common Stock, 12,500 shares of Common Stock that may be acquired upon conversion of 500 shares of Series C Preferred Stock and 6,335,000 shares of Common Stock that may be acquired upon conversion of 1,267 shares of Series D Preferred Stock held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

Page 4 of 5 Pages

SCHEDULE 13D – Amendment No. 4

This Amendment No. 4 to the Schedule 13D is being filed by Frost Gamma Investments Trust (the “Trust”) and Phillip Frost, MD (collectively, the “Reporting Persons”). This is Amendment No. 4 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2005, amended on November 9, 2006 by Amendment 1, amended on May 12, 2008 by Amendment 2, and amended on February 10, 2009 by Amendment 3, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a),(b) and (c) of Item 5 are amended in their entirety and replaced with the following:

(a) (b) The Reporting Persons are the beneficial owners of 13,000,000 shares of Common Stock, 525 shares of Series C Preferred Stock convertible into 13,125 shares of Common Stock, and 1267 shares of Series D Preferred Stock convertible into 6,335,000 shares of Common Stock. The Reporting Persons are the beneficial owners of approximately 25.7% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 68,922,423 shares of Common Stock outstanding as of December 14, 2011 and assumes the conversion of the shares of the Trust’s Series C and Series D Preferred Stock.

All of the shares other than 25 shares of Series C Preferred Stock convertible into 625 shares of Common Stock owned directly by Dr. Frost, are held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(c) On February 28, 2012, the Trust acquired 1,500,000 shares of Common Stock in a private transaction at a price per share of $0.05.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2012

/s/ Phillip Frost
Phillip Frost, M.D.
FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost
Name: Phillip Frost, M.D., Trustee